Securities and Exchange Commission
                             Washington, D. C. 20549

                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 1 )*



                              Polyphase Corporation
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         -------------------------------
                         (Title of Class of Securities)


                                    731791109
                                 --------------
                                 (CUSIP Number)


  John E. McConnaughy, Jr., 1011 High Ridge Road, Stamford, Connecticut. 06905
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 10, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No.  73179-11-09                       Page      2     of     4    Pages
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--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     John E. McConnaughy, Jr.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
     SEC USE ONLY
 3


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                         [  ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER OF                 1,511,900 shares of Common Stock
                             ---------------------------------------------------
          SHARES             8     SHARED VOTING POWER
       BENEFICIALLY                None
                            ----------------------------------------------------
         OWNED BY            9     SOLE DISPOSITIVE POWER
        REPORTING                  1,511,900 shares of Common Stock
                            ----------------------------------------------------
        PERSON WITH         10     SHARED DISPOSITIVE POWER
                                   None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     1,511,900 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No.  73179-11-09                       Page      3     of     4    Pages
--------------------------------------------------------------------------------



Item 3.  Source and Amount of Funds or Other Consideration.

Mr. McConnaughy purchased an aggregate of 1,511 ,900 shares of the issuer's Common Stock for an aggregate price of $567,647.81, including commissions, as set forth in the following table:


       Date of           Number           Price              Gross
       Purchase          of Shares        Per Share (1)      Purchase Price (2)
       --------          ---------        ---------          --------------
       12/09/98           172,900         $  0.3125           $ 57,578.87
       12/18/98            12,300            0.3125              4,154.25
       12/21/98            14,800            0.3125              4,998.00
       12/22/98            21,000            0.3125              7,090.50
       12/23/98            14,900            0.3125              5,031.75
       12/24/98           137,000            0.3125             46,240.25
       12/28/98            90,800            0.3125             30,648.00
       12/29/98             4,400            0.3125              1,488.00
       12/30/98            81,100            0.3125             27,374.25
       12/31/98            18,900            0.3125              6,381.75
       1/25/99             30,000            0.3750             11,566.65
       2/01/99             21,700            0.3750              8,796.50
       2/02/99             48,300            0.3750             19,568.50
       2/03/99              3,600            0.3750              1,466.00
       2/04/99              3,800            0.3750              1,547.00
       2/05/99                200            0.3750                 89.00
       2/08/99                100            0.3750                 48.50
       2/10/99                800            0.3750                332.00
       2/11/99              7,900            0.3750              3,207.50
       2/12/99             23,900            0.3750              9,687.50
       2/17/99             59,700            0.3750             24,186.50
       2/25/99              2,600            0.3125                885.50
       3/01/99            100,000            0.3750             40,508.00
       3/02/99            102,600            0.3750             41,561.00
       3/03/99              7,400            0.3750              3,005.00
       3/04/99             14,500            0.3750              5,880.50
       3/05/99                500            0.3750                210.50
       3/08/99                600            0.3750                251.00
       3/09/99              1,000            0.3750                413.00
       3/10/99              1,500            0.3750                615.50
       3/29/99              9,900            0.3125              3,398.75
       3/30/99              3,100            0.3125              1,069.75
       3/31/99              5,200            0.3125              1.789.00
       4/01/99                300            0.3125                110.75
       4/05/99             16,400            0.3125              5,625.00
       4/06/99              4,000            0.3125              1,378.00
       4/07/99              5,000            0.3125              1,720.00
       4/08/99              3,600            0.3125              1,241.00
       4/09/99             70,000            0.3750             28,358.00
       4/13/99              5,900            0.3750              2,397.50
       4/14/99             17,600            0.3750              7,136.00
       4/15/99              4,500            0.3750              1,830.00
       4/16/99              1,000            0.3750                413.00
       4/20/99              1,000            0.3750                413.00

--------------------------------------------------------------------------------
CUSIP No.  73179-11-09                       Page      4     of     4    Pages
--------------------------------------------------------------------------------

       Date of           Number           Price                Gross
       Purchase          of Shares        Per Share (1)        Purchase Price
       --------          ---------        ---------            --------------
       4/21/99              1,200           0.3750                 494.00
       4/22/99                200           0.3750                  89.00
       4/23/99              2,500           0.3750               1,020.50
       4/27/99                800           0.3750                 332.00
       4/28/99                700           0.3750                 333.50
       4/29/99            317,200           0.3750             128,474.00
       6/10/99             18,000           0.3750               7,118.00
       6/11/99             25,000           0.3750               9,883.00
------------------------------
(1) These prices exclude commissions.


(2) These prices include commissions.

The source of the funds for Mr. McConnaughy's purchases was personal funds, none of which is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, or by a loan from a bank in the ordinary course of business.


Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. McConnaughy owns 1,511,900 shares of the issuer's Common Stock which currently represent 9.08% of theoutstanding shares of such Stock.

                  (b) Mr. McConnaughy has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of Common Stock which he owns. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock.

                  (c) No purchases or sales of the Common Stock have been made by Mr. McConnaughy within the past 60 days except as set forth herein.

                  (d) No person other than Mr. McConnaughy has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,468,900 shares of Common Stock which he owns.

                  (e) Not applicable.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.


Dated: July 7, 1999



s/JOHN E. MCCONNAUGHY, JR.
--------------------------
John E. McConnaughy, Jr.